SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Ltd. Signs a Letter of Intent dated October 19, 2006.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Ltd. Signs a Letter of Intent

Thursday October 19, 10:21 am ET

GEDERA, Israel, October 19 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News) announced today that it has signed a letter of intent with Stork N.V. ("Stork") and its aerospace subsidiary, Fokker Services B.V., to sell to Stork a controlling interest (51%) in Piedmont Aviation Component Services LLC ("Piedmont") and a substantial minority interest (49%) in Limco Airepair, Inc. ("Limco"), both wholly owned subsidiaries of TAT. The projected price that will be paid to TAT amounts to USD 38.375 million depending on the successful completion of due diligence activities in the near future.

Piedmont, based in Kernersville, North Carolina, is active in the growing aerospace maintenance, repair and overhaul ('MRO") business. It specializes in providing MRO services for auxiliary power units, landing gear and propellers used in many aircraft, including aircraft manufactured by Boeing, ATR, Embraer and Bombardier. Piedmont employs approximately 130 employees.

Limco, based in Tulsa, Oklahoma, is a leader in the aerospace industry, serving customers both as an original equipment manufacturer ("OEM") of heat transfer equipment used in commercial, regional, business and military aircraft and complete environmental control systems and cooling systems for electronics and as a MRO repair station for heat transfer equipment and pneumatic ducting. Limco employs approximately 150 employees.

Stork develops and produces advanced components and systems for the aviation and aerospace industry, and supplies integrated services and products to aircraft owners and operators. Stork most recent acquired AIRINC, based in Fairhope, Alabama. AIRINC provides component repair and overhaul services to aircraft operators worldwide and specializes in hydraulic, pneumatic and avionic components installed on a wide variety of aircraft, including Airbus and Boeing.

The Stork aerospace group achieved a turnover of EUR 551 million in 2005 with 3,385 employees out of the total Stork turnover of EUR1.82 billion.

The letter of intent contemplates a closing date early in 2007, after completion of Stork's due diligence and the execution of a definitive agreement. Upon completion of the transaction TAT will continue to own a controlling interest in Limco and a substantial minority interest in Piedmont.

Both parties believe that this transaction will promote meaningful business development in the future, and that the partnership with Stork will lead to increased revenues for both Piedmont and Limco.

As a result of this contemplated transaction TAT expects that it will report a capital gain before taxes of approximately $30 million.

TAT Technologies Ltd. together with its subsidiaries is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the Company repairs and overhauls aircraft accessories and systems such as APU's, landing gear, propellers, pumps and valves.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    TAT Technologies Ltd.
    +972-8-859-5411

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: October 19, 2006